Contact

www.linkedin.com/in/chriscrew
(LinkedIn)

Top Skills

New Business Development
Research
Training

Chris Crew

Entrepreneur
Olympia, Washington, United States

Summary

I am currently working on bringing Planet Theta to market. Planet Theta is a VR Dating app that allows users to safely and easily meet people and date from the convenience of their home. Planet Theta is launching on Meta & Steam in the Summer of 2023. Our Beta is available currently on Meta's App Labs.

Experience

Planet Theta

Chief Executive Officer
March 2021 - Present (2 years 3 months)
Cheyenne, Wyoming, United States

Planet Theta is the world's first VR Dating app. Easily and quickly meet new people in beautiful virtual spaces including an Enchanted Forest, themed bars, cafes, and more.

FireFlare Games

Chief Executive Officer
March 2021 - Present (2 years 3 months)
Cheyenne, Wyoming, United States

FireFlare Games is an app development studio focused on VR Apps. Their current project is Planet Theta, the world's first VR Dating App. Planet Theta is launching globally this Novmeber (2022) on Steam and Oculus.

WiseWave LLC

Chief Executive Officer
February 2019 - March 2021 (2 years 2 months)
Olympia, Washington, United States

Wisewave was a cash solution that leveraged a curreny exchange license to make it possible for customers to have immediate access to cash in sectors the banking industry will not work with. Our first protoype was a GenMega-based kiosk that was used in a test setting throughout Washington State.

Education

University of Oregon School of Law

JD, Law · (2002 - 2005)